                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December, 2005

                          Commission File No. 000-27476

                          CoolBrands International Inc.
                 (Translation of registrant's name into English)

              8300 Woodbine Avenue, Markham, Ontario Canada L3R 9Y7
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)____________

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)____________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____________

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        COOLBRANDS INTERNATIONAL INC.


Date: December 16, 2005                 By: /s/ Aaron Serruya
                                            -----------------------------------
                                            Name: Aaron Serruya
                                            Title: Executive Vice President

                                INDEX TO EXHIBITS

Exhibit 99.1 Registrant's Press Release regarding financial results for the year and fourth quarter of fiscal 2005.

Exhibit 99.2    Registrant's Management's Discussion and Analysis.

Exhibit 99.3    Registrant's Annual Information Form for fiscal year ended
                August 31, 2005.

Exhibit 99.4 Registrant's Audited Financial Statements for the fiscal years ended August 31, 2005 and August 31, 2004, together with
                Auditors' Report of BDO Dunwoody LLP.

Exhibit 99.5 Unaudited Interim Financial Statements of Registrant for the period ended May 31, 2005.

Exhibit 99.6 Unaudited Interim Financial Statements of Registrant for the period ended February 28, 2005.

Exhibit 99.7 Unaudited Interim Financial Statements of Registrant for the period ended November 30, 2004.

Exhibit 99.8    Form 52-109F2 - Certifications of President and Chief Executive
                Officer to Registrant's Interim Filings.

Exhibit 99.9    Form 52-109F2 - Certifications of Chief Financial Officer to
                Registrant's Interim Filings

Exhibit 99.10   Form 52-109F1 - Certifications of President and Chief Executive
                Officer and Chief Financial Officer to Registrant's Annual
                Filing.


                         STATEMENT OF DIFFERENCES

The trademark symbol shall be expressed as.............................. 'TM'
The registered trademark symbol shall be expressed as................... 'r'